SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the calendar year ended December 31, 2014

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 1-15339

A.                       Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CHEMTURA CORPORATION

EMPLOYEE SAVINGS PLAN

B.                         Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Chemtura Corporation

1818 Market Street

Philadelphia, Pennsylvania 19103

199 Benson Rd

Middlebury, Connecticut 06749

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
_______

FINANCIAL STATEMENTS

December 31, 2014 and 2013 and
For the Year Ended December 31, 2014

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2014 and 2013
_________

Page(s)

Report of Independent Registered Public Accounting Firm
as of December 31, 2014 and 2013, and for the year ended December 31, 2014	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits
December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Plan Benefits
for the year ended December 31, 2014	3

Notes to Financial Statements	4-13

Supplemental Schedule:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2014	14

Signatures	15

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Certain supplemental schedules have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Investment Committee of Chemtura Corporation:
We have audited the accompanying statements of net assets available for benefits of the Chemtura Corporation Employee Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of the Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH
June 23, 2015

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2014 and 2013
________

	2014	2013
Cash	$78,899	$111,103

Investments, at fair value:
Common collective trust	47,509,230	53,162,284
Mutual funds	274,973,375	296,533,753
Chemtura Corporation common stock	2,831,066	3,785,924

Total investments	325,313,671	353,481,961

Receivables:
Employer contribution receivable	1,629,855	1,942,578
Notes receivable from participants	4,939,824	5,897,061
Total receivables	6,569,679	7,839,639

Net assets available for plan benefits at fair value	331,962,249	361,432,703

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit responsive investment contracts	(683,776)	(748,333)

Net assets available for plan benefits	$331,278,473	$360,684,370

 The accompanying notes are an integral
part of the financial statements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the year ended December 31, 2014
________

2014
Additions:
Participant contributions	$8,348,042
Rollover contributions	639,400
Employer contributions	6,498,456
Net appreciation in fair value of investments	5,011,120
Dividend and interest income	16,343,999

Total additions	36,841,017

Deductions:
Distributions to participants	66,191,371
Administrative fees	55,543

Total deductions	66,246,914

Net decrease	(29,405,897)

Net assets available for plan benefits, beginning of year	360,684,370

Net assets available for plan benefits, end of year	$331,278,473

The accompanying notes are an integral
part of the financial statements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

A.	PLAN DESCRIPTION:

The following description of the Chemtura Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by Chemtura Corporation (the “Company”) covering eligible employees of the Company and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The plan administrator is the Chemtura Corporation Employee Benefits Committee. Fidelity Investments is the trustee and record keeper of the Plan. The investments of the Plan are held in a trust arrangement.

Eligibility
The Plan allows substantially all Company employees to participate in the Plan. Employees become eligible to participate in the Plan beginning on the first day of the first calendar month following their date of hire.

Participant Contributions

Participants may contribute up to 50% of their annual compensation (as defined by the Plan) as pre-tax deferrals or Roth after-tax contributions, subject to Internal Revenue Code (“IRC”) limitations, for non-highly compensated employees, or 20% for highly compensated employees. Certain bargaining employees may also elect to make non-Roth after-tax contributions. Each newly hired and, effective January 1, 2014, re-hired employee is automatically enrolled in the plan. The automatic enroll also has an automatic escalate feature applicable only to non-union employees in which the participant deferral percentage is increased 1% annually up to 10%, subject to plan provisions. Pre-tax contributions of 3% of compensation begin with the first pay period occurring 60 days after the participant's participation date. The participant may elect to cease or change the amount of these contributions at any time. Participant contributions are subject to an Internal Revenue Code deferral limitation, which was $17,500 in 2014.

Participants who are at least age 50 may make an additional pretax "catch-up" contribution subject to IRC limitations. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

Employer Contributions

Non-bargaining employees will receive employer matching contributions of 100% up to a maximum of 6% of a participant’s earnings. Subject to eligibility of at least 6 months of service in the applicable year and being actively employed when the contribution is made, these employees are also eligible to receive a discretionary performance-based employer fixed contribution between 2% and 4% of their eligible compensation based on defined Company consolidated operating income targets, with a guaranteed minimum of 2%. For 2014, the Company made a discretionary performance-based fixed contribution of $1,629,855 which was contributed to the participants accounts on March 30, 2015.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
________

Bargaining employees shall receive employer fixed and matching contributions in accordance with the following terms prescribed in the Plan document for their respective location:

Bargaining employees of the Company's Westlake, Louisiana, and Mapleton, Illinois facilities receive matching contributions of 50% of up to 6% of eligible earnings for a maximum match of 3% of compensation. Effective July 1, 2012 bargaining employees of the Company’s Adrian, Michigan facility receive matching contributions of 100% of up to 6% of eligible earnings. Prior to that date those employees received matching contributions of 50% of up to 6% of eligible earnings. Effective December 31, 2008 certain bargaining employees who meet certain requirements agreed upon by the Company and the Lake Charles Metal Trades Council are eligible for matching contributions of 100% of up to 4% of participant deferrals, as well as an employer fixed contribution of 3% of compensation.

Bargaining employees of the Company's Perth Amboy, New Jersey facility receive matching contributions of 50% of up to 6% of eligible earnings for maximum match of 3% of compensation. Effective November 1, 2006 certain bargaining employees who meet requirements agreed upon by the Company and the United Steel Workers Union are eligible for matching contributions of 100% of up to 6% of eligible earnings. These employees are also eligible to receive employer fixed contributions of 3% of compensation for 2014.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the participant’s allocation of the Company’s contributions, and the participant’s proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document.

Vesting
Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon. Effective January 1, 2006, non-bargaining participants are automatically 100% vested in all Company matching contributions and earnings thereon. A non-bargaining participant’s interest in the Company’s fixed contributions and earnings thereon vests according to the following:

Completed Years of Service	Percent Vested

Less than 3	0%
3 or more	100%

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
________

Participants become 100% vested in the Company’s fixed contributions and earnings thereon upon death, change of company control, total and permanent disability, or attainment of normal retirement age.

A bargaining participant’s interest in the Company’s contributions and earnings thereon vests according to the schedules outlined in the Plan document specific to each location.

Participants’ interests in employer contributions attributable to the Crompton Corporation Employee Stock Ownership Plan ("ESOP") vested 25% each year and are 100% vested after 4 years of service. Participants become 100% vested in ESOP employer contributions and earnings thereon upon death, change of company control, total and permanent disability, or attainment of normal retirement age.

A participant’s interest in Great Lakes employer contributions made prior to January 1, 2006 vest 20% each year after 1 year of service and is 100% vested after 6 years of service. Participants become 100% vested in Great Lakes employer contributions and earnings thereon upon death, total and permanent disability, or attainment of normal retirement age.

Forfeitures
When certain terminations of participation in the Plan occur, the nonvested portion of a participant’s account represents a forfeiture, as defined by the Plan. Forfeitures are used to reduce future employer contributions or pay administrative expenses for the Plan. Total unapplied forfeitures were $6,328 and $280,854 at December 31, 2014 and 2013, respectively. During the year ended December 31, 2014 forfeitures in the amount of $380,600 were used to reduce employer contributions and $17,368 were used to pay administrative expenses.

Distribution of Benefits
The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Participants who have a vested account balance in excess of $1,000 may leave their funds invested in the Plan or may elect a lump sum distribution. Participants with a vested ESOP account balance may elect to receive their ESOP balance in the form of stock shares, instead of cash.
A participant may also request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship”. Hardship is defined in applicable regulations promulgated or to be promulgated pursuant to Section 401(k) of the Internal Revenue Code or standards established by the Secretary of the Treasury or his delegate.

Any participant eligible to participate in the Witco plan, a predecessor plan, as of December 31, 2000 may withdraw from the Plan any after-tax contributions and interest earned thereon.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
________

Notes Receivable From Participants

A participant may borrow aggregate amounts up to the lesser of $50,000 or 50% of the participant’s vested account balance, subject to plan limitations. The minimum loan allowed is $1,000. Loans must bear a reasonable rate of interest commensurate with local prevailing interest rates, as determined by the plan administrator. Loans are collateralized by the participant’s nonforfeitable interest in the Plan and are supported by a promissory note. Loans must be repaid over a period not to exceed five years unless the loan proceeds are used for the purchase of a primary residence, in which case a longer repayment period is allowed. A participant may have no more than two loans outstanding at any one time. Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common collective trust. As required by the standard, the statements of net assets available for plan benefits present the fair value of the common collective trust as well as the adjustment of the common collective trust from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note D for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded when paid.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
________

Plan Expenses

Expenses for participant loans are paid by the Plan by reducing balances of those participants initiating the transaction. All other expenses incurred in the administration of the Plan are first offset against forfeitures, if any, with any remaining balances paid by the Company at its discretion or by the Plan.

Use of Estimates

The preparation of the Plan’s financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Risks and Uncertainties
The Plan provides investment options which may invest in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

C.	INVESTMENTS:

The following represents the Plan’s investments as of December 31, 2014 or 2013 that represented 5% or more of the net assets available for plan benefits:

	2014		2013
Fidelity Growth Company Fund	$50,517,879	*	$50,332,144	*
Fidelity Managed Income Portfolio II	47,509,230	*	53,162,284	*
Spartan 500 Index Fund	36,276,713	*	38,153,577	*
Dodge & Cox Stock Fund	32,295,936	*	34,640,532	*
Dodge & Cox Income Fund	16,573,292	*	17,198,221
Columbia Acorn Fund	13,229,311		19,134,853	*

* Represents 5% or more of net assets available for plan benefits.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
________

During the year ended December 31, 2014, the investments held by the Plan (including investments bought, sold and held during the year) appreciated in value as follows:

2014

Chemtura Corporation common stock	$(428,256)
Mutual funds	5,439,376
Total appreciation in fair value	$5,011,120

D.	FAIR VALUE MEASUREMENTS:

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology that are unobservable and supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common collective trust – Valued at the net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Company stock – Valued at the closing price reported on the active market on which the individual securities are traded.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2014
Description	Total	Level 1	Level 2	Level 3
Common collective trust:
Stable value	$47,509,230	$—	$47,509,230	$—
Mutual funds:
Foreign large blend	2,528,831	2,528,831	—	—
Foreign large growth	12,998,759	12,998,759	—	—
Intermediate bond	24,598,771	24,598,771	—	—
Global bond	1,749,500	1,749,500	—	—
Small blend	10,106,939	10,106,939	—	—
Mid-cap blend	19,386,791	19,386,791	—	—
Large blend	86,794,592	86,794,592	—	—
Mid-cap growth	13,229,311	13,229,311	—	—
Large value	40,996,221	40,996,221	—	—
Emerging market	1,355,926	1,355,926	—	—
Retirement income	1,762,794	1,762,794	—	—
Target date	59,464,940	59,464,940	—	—
Total mutual funds	274,973,375	274,973,375	—	—
Company stock	2,831,066	2,831,066	—	—
Total	$325,313,671	$277,804,441	$47,509,230	$—

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

	2013
Description	Total	Level 1	Level 2	Level 3
Common collective trust:
Stable value	$53,162,284	$—	$53,162,284	$—
Mutual funds:
Foreign large blend	2,668,814	2,668,814	—	—
Foreign large growth	15,601,581	15,601,581	—	—
Intermediate bond	27,300,733	27,300,733	—	—
Global bond	1,769,700	1,769,700	—	—
Small blend	10,974,000	10,974,000	—	—
Mid-cap blend	21,559,546	21,559,546	—	—
Large blend	88,485,721	88,485,721	—	—
Mid-cap growth	19,134,853	19,134,853	—	—
Large value	45,034,108	45,034,108	—	—
Emerging market	912,709	912,709	—	—
Retirement income	1,726,055	1,726,055	—	—
Target date	61,365,933	61,365,933	—	—
Total mutual funds	296,533,753	296,533,753	—	—
Company stock	3,785,924	3,785,924	—	—
Total	$353,481,961	$300,319,677	$53,162,284	$—

The common collective trust held by the Plan is a stable value investment which has an objective to preserve capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve this objective the fund invests in fixed-income securities, bond funds and money market funds. Twelve months notice is required for a complete liquidation, however the trustee, at their discretion, may waive the twelve month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.

E.	TAX STATUS:

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated June 27, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan’s management believes the Plan is designed and has been operated in compliance with the applicable requirements of the IRC.

Accounting standards require recording uncertain income tax positions that exist in the Plan’s financial statements. Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan’s financial statements. The Plan did not recognize any interest and penalty expense for the year ended December 31, 2014. The Form 5500 remains subject to examination by the IRS for the years ended December 31, 2011 through December 31, 2014.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

During the 2011 audit it was discovered that certain provisions in the Plan document did not conform with the Plan’s operation. Plan management consulted with ERISA counsel to determine appropriate action to avoid disqualification of the Plan. The Plan’s management submitted a Voluntary Correction Program under the IRS’s Employee Plans Compliance Resolution System (“EPCRS”) and received a compliance statement from the IRS dated October 8, 2014.

F.	PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions.

G.	PLAN TERMINATION:
Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA.

H.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500 for the years ended December 31, 2014 and 2013:

	2014	2013
Net assets available for plan benefits on the financial statements	$331,278,473	$360,684,370

Less: Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit responsive investment contracts	683,776	748,333

Net assets available for plan benefits on the Form 5500	$331,962,249	$361,432,703

The following is a reconciliation of net investment income on the financial statements to the Form 5500 for the year ended December 31, 2014:

Net investment income on the financial statements	$21,355,119

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit responsive investment contracts for the years ended:
December 31, 2014	683,776
December 31, 2013	(748,333)

Net investment income on the Form 5500	$21,290,562

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

I.	SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the date these financial statements were issued.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
EIN: 52-2183153
Plan Number: 034

SCHEDULE H, Line 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
________

(a)	(b)	(c)	(d)	(e)

		Description of investment including
	Identity of issue, borrower, lessor	maturity date, rate of interest,		Current
	or similar party	collateral, par or maturity value	Cost	value

*	Fidelity Managed Income Portfolio II	Common collective trust	**	$47,509,230

	Columbia Acorn Fund	Mutual fund	**	13,229,311
	Dodge & Cox Income Fund	"	**	16,573,292
	Dodge & Cox Stock Fund	"	**	32,295,936
	Vanguard Total Bond Market Fund	"	**	8,025,479
	Vanguard Small Cap Index Fund	"	**	6,689,462
	Vanguard Wellesley Fund	"	**	8,700,285
	RS Partners Fund	"	**	3,417,477
*	Fidelity Low Priced Stock Fund	"	**	14,617,478
*	Fidelity Diversified International Fund	"	**	12,998,759
*	Fidelity Growth Company Fund	"	**	50,517,879
*	Fidelity Freedom Income Fund	"	**	1,762,794
*	Fidelity Freedom K 2005 Fund	"	**	337,320
*	Fidelity Freedom K 2010 Fund	"	**	8,278,743
*	Fidelity Freedom K 2015 Fund	"	**	5,126,036
*	Fidelity Freedom K 2020 Fund	"	**	14,361,558
*	Fidelity Freedom K 2025 Fund	"	**	9,391,287
*	Fidelity Freedom K 2030 Fund	"	**	8,164,557
*	Fidelity Freedom K 2035 Fund	"	**	5,270,961
*	Fidelity Freedom K 2040 Fund	"	**	3,896,776
*	Fidelity Freedom K 2045 Fund	"	**	2,011,314
*	Fidelity Freedom K 2050 Fund	"	**	2,626,388
	Oppenheimer Developing Markets Fund	"	**	1,355,926
	Templeton Global Bond Fund	"	**	1,749,500
*	Spartan Extended Market Index Fund	"	**	4,769,313
*	Spartan International Index Fund	"	**	2,528,831
*	Spartan 500 Index Fund	"	**	36,276,713
	Total mutual funds			274,973,375

*	Chemtura Corporation common stock	Common stock	**	2,831,066

	Total investments on the statement of net assets available for plan benefits			325,313,671

*	Participant loans	(4.25%-9.00%)		4,939,824

	Total investments on the Form 5500			$330,253,495

* Represents a party-in-interest to the Plan.
** Cost omitted for participant directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMTURA CORPORATION
EMPLOYEE SAVINGS PLAN

Date: June 23, 2015	By:	/s/ Laurence Orton

Laurence Orton
Vice President and Corporate Controller